Exhibit 99.2

Brera Holdings PLC Regains Compliance with Nasdaq Minimum Bid Price Requirement

DUBLIN, Ireland, July 14, 2025 (GLOBE NEWSWIRE) -- Brera Holdings PLC (“Brera Holdings,” “Brera” or the “Company”) (Nasdaq: BREA), an Ireland-based international holding company focused on expanding its global portfolio of men’s and women’s football clubs through a multi-club ownership (“MCO”) strategy, today announced that it received a written compliance notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market dated July 11, 2025 notifying the Company that it has regained compliance with the minimum bid price of US$1.00 per share requirement set forth under the Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously disclosed on January 15, 2025, the Company had received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that Nasdaq had granted the Company’s request for a second 180-day period, through July 14, 2025, to evidence compliance with the Minimum Bid Price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

As previously disclosed, on July 16, 2024, Nasdaq had notified the Company that it had failed to evidence a closing bid price of at least $1.00 per share for the prior 30-consecutive business day period and, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), was granted a 180-calendar day grace period to regain compliance with the Rule, through January 13, 2025. Prior to the expiration of the initial grace period and in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company requested, and, on January 15, 2025, Nasdaq granted the Company a second 180-calendar day period to regain compliance with the Rule, through July 14, 2025.

Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and Nasdaq considers this matter now closed.

ABOUT BRERA HOLDINGS PLC

Brera Holdings PLC (Nasdaq: BREA) is dedicated to expanding its social impact football business by developing a global portfolio of emerging football and sports clubs. Building on the legacy of Brera FC, which it acquired in 2022, the Company aims to create opportunities for tournament prizes, sponsorships, and professional consulting services. Brera FC, recognized as “The Third Team of Milan,” has been crafting an alternative football legacy since its founding in 2000. The club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA. This tournament, which has been referred to as “the Champions League for Amateurs” by BBC Sport, has garnered significant media coverage, including from ESPN.

In its efforts to broaden its reach, Brera expanded into Africa in March 2023 by establishing Brera Tchumene FC in Mozambique, which quickly rose to the First Division after winning its post-season tournament. In April 2023, the Company acquired a 90% stake in the North Macedonian first-division team Fudbalski Klub Akademija Pandev, now known as Brera Strumica FC. Additionally, in June 2023, Brera made a strategic investment in Manchester United PLC, realizing a 74% gain. The Company further diversified its portfolio in July 2023, assuming control of Bayanzurkh Sporting Ilch FC, a Mongolian National Premier League team, which became Brera Ilch FC, and in September 2023 by establishing a joint stock company for the North Macedonian women’s football club Tiverija Strumica, now known as Brera Tiverija FC, a wholly-owned subsidiary of Brera Strumica FC, in June 2024.

On December 31, 2024, Brera executed an agreement to acquire a majority stake in the corporate capital of SS Juve Stabia srl, the company which manages the Italian Serie B football club Juve Stabia, also known as “The Second Team of Naples”. The acquisition of Brera’s 52% majority control position was concluded on June 20, 2025, following a multi-step process and marks a significant expansion of the Company’s MCO model.  With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football and other sports teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football or other sports, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

Company Contact Information:

Dan McClory, Executive Chairman, Brera Holdings PLC
Email: dan@breraholdings.com